UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

The Bank of N.T. Butterfield & Son Limited (the “Bank”) filed its registration statement on Form F-3 (File No. 333-224329) with the U.S. Securities and Exchange Commission on April 18, 2018 (the “Form F-3”).  The Bank is filing this report on Form 6-K in order to correct the non-functioning hyperlinks to Exhibits 4.1, 4.2 and 4.3 contained in the exhibit index to the Form F-3.  This report on Form 6-K does not update, modify or amend any other information or any other exhibits as filed with the Form F-3.

This report on Form 6-K shall be deemed to be incorporated by reference into the Bank's registration statement on Form F-3 (File No. 333-224329) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2018	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description
4.1	Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, filed on August 4, 2016).

4.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016).

4.3	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016).